September 12, 2025

VIA EDGAR

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja Majmudar
Daniel Morris

Re:	Mesa Air Group, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed August 14, 2025
File No. 333-288622

Ladies and Gentlemen:

This letter is submitted on behalf of Mesa Air Group, Inc. (the “Company”) in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on August 14, 2025 (“Amendment No. 1”), as set forth in the Staff’s letter dated September 4, 2025 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the Staff’s comments are reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently filing Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), which reflects revisions in response to the Comment Letter and certain other updates. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 1), all page references herein correspond to the pages of Amendment No. 2. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4 filed August 14, 2025

Cover Page

1. We note your response to prior comment 1. To the extent that you did not assign specific values to Mesa and Republic, please revise the cover letter and Question and Answer section at page 16 to provide the information set forth in your supplemental response to prior comment 1.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the cover letter and on page 16 of Amendment No. 2.

2. We note your response to prior comment 2. Please further revise the fourth paragraph on the cover page to disclose the implied value based on the share price on the date of the signing of the Merger Agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the cover letter of Amendment No. 2.

Why are the two companies proposing to merge?, page 18

3. We note your response to prior comment 4. While we note that you have included a cross reference to a description of potential contractual limitations, this section should also provide a summary of those limitations. Please revise accordingly. Your disclosure should address how the contractual limitations affect the benefits described in paragraph 1.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on pages 18 and 19 of Amendment No. 2.

What is the Escrow Issuance and how will the Escrow Assets be distributed?, page 19

4. We note your response to prior comment 6. While we note that the final Escrow Amount cannot be determined until after closing, please provide illustrative disclosure to set forth the amounts that would be payable under different potential scenarios or tell us why you are unable to do so.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it is unable to estimate at this point in time whether any of the Escrow Asset will be ultimately distributed to the Pre-Merger Mesa Shareholder as it is dependent on (i) the finally determined Net Debt Amount and (ii) the finally determined Surviving Corporation Stock Value, neither of which will be known until after the Closing.

Consistent with that position, the Company respectfully advises the Staff that it is unable to provide illustrative disclosure to set forth the amounts that would be payable under different potential scenarios for the following reasons: First, the calculation of the Net Debt Amount would require the Company to assume a stock value for the Surviving Company (not Mesa in its current form), which stock value would be based on the 20 consecutive trading days ending on the 60th calendar day following the Closing, as set forth in the Three Party Agreement. The Company does not believe it is able to arrive at a stock value for a business that does not yet exist (i.e., the Surviving Corporation) or one that is based on a period that is well into the future. In addition, the calculation of the Net Debt Amount would also require making assumptions with respect to a number of variables that will ultimately impact the Net Debt Amount, including the determination of Mesa Working Capital at Closing, the final UST loan amount, and proceeds from the sale of spare parts, Pipistrel aircraft, and other non-core assets, among other variables, which are not entirely within the control of Mesa or Republic. Considering the foregoing, the Company believes that any illustrative disclosure it could create would be of no utility to stockholders in light of the variables and assumptions that would make up such disclosure.

Mesa’s Reasons for the Merger, page 30

5. We note your response to prior comment 9. In addition, we note your revisions at page 31. Please revise your Background of the Merger and elsewhere as appropriate to clarify how the proposed transaction addresses the concern described in the eighth bullet on page 31.

Response: In response to the Staff’s comment, the Company has expanded the disclosure in the Background of the Merger, as shown on page 106 of Amendment No. 2, to reflect that, in negotiating the Go-Forward CPA (which will replace the United CPA upon the closing of the Merger), the parties agreed that the Go-Forward CPA will have an average term of approximately ten years across the sixty aircraft that will be subject to the Go-Forward CPA, which thereby addresses the concern described in the eighth bullet on page 31 of Amendment No. 1 that, under the United CPA, aircraft will be removed from the United CPA over the period from March 31, 2026 through November 30, 2028.

Mesa is highly dependent on its agreement with United Airlines, page 55

6. We note your response to prior comment 11. Please revise to clarify the meaning of the phrase “rolls off” in this context. Also, given that the United CPA is terminable, please revise disclosure regarding deal synergies to describe the negative effect on the combined company if termination occurs.

Response: In response to the first sentence contained in the Staff’s comment, the Company has revised the disclosure on page 56 of Amendment No. 2 to clarify that the term “roll off” means that aircraft currently being operated under the United CPA will be removed from operation thereunder. In response to the second sentence contained in the Staff’s comment, the Company respectfully advises the Staff that any potential termination of the United CPA will not have any effect on deal synergies for the combined company. As disclosed on pages 18 and 112 of Amendment No. 2, upon the closing of the Merger, the United CPA will be replaced by the Go-Forward CPA; thus, there is no circumstance in which the Merger will have closed and the United CPA will still be in effect.

The Merger

Background of the Merger, page 101

7. Refer to the final sentence of the first paragraph of this section. Revise to clarify the statement “… in light of the restrictions set forth in Mesa’s existing capacity purchase agreement.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 102 of Amendment No. 2 to clarify the referenced statement.

8. We note the final paragraph on page 101 and paragraphs at the top of page 102, and we reissue prior comment 14, in part. We note that you continue to provide a broad overview of discussions rather than additional detail regarding the substance of these preliminary negotiations. For example, expand your disclosure regarding the “periodic conversations” in the first quarter of 2023 and your discussions with representatives of United about facilitating the transaction. Your disclosure should provide sufficient information for shareholders to understand how the preliminary talks progressed, including your discussion of “potential structure and principal financial terms” and how those initial deal structures and terms changed over time. Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 103 of Amendment No. 2 to reflect additional detail regarding the substance of the early 2023 exchanges between the parties.

9. We note the last paragraph on page 102 where you refer to “escrow arrangements discussed by the parties at their August 17, 2023”; however, your background does not appear to describe this meeting. We also note that the Background contains relatively limited express mention of the amended and restated capacity purchase agreement. Please revise accordingly.

Response: In response to the first sentence contained in the Staff’s comment, the Company has revised the disclosure on page 104 of Amendment No. 2 to change the prior reference to the August 17, 2023 meeting (which was a typographical error) to be a reference to the August 22, 2023 meeting. In response to the second sentence contained in the Staff’s comment, the Company has revised the disclosure on page 106 of Amendment No. 2 to provide further information about the negotiations regarding the amended and restated capacity purchase agreement (i.e., the Go-Forward CPA).

10. We note your response to our prior comment 18 and re-issue it in part. Your disclosure on page 108 indicates that following the March 17, 2025 Mesa Board meeting, certain adjustments were made in order to give effect to the 88%/6%/6% pro forma Surviving Corporation equity splits. Revise your disclosure here to provide additional details regarding the assumptions, including quantitative information, relied upon in concluding that the Exchange Ratio be reduced from 636.0 to 584.90.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 110 of Amendment No. 2 to provide further quantitative and qualitative information.

11. We note relatively few revisions with respect to your negotiations from mid-July 2024 through April 7, 2025. Accordingly, we re-issue prior comment 17. Please revise to disclose the substance of the meetings and discussions including the specific factors that were considered. Provide sufficient detail so that investors may clearly understand how terms evolved in the iterative negotiation process.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 102 through 111 of Amendment No. 2 to provide further details as to negotiations from mid-July 2024 through April 7, 2025.

Mesa Management Unaudited Prospective Financial Information, page 112

12. We note your response to prior comment 20. Refer to the first full paragraph on page 113. Please revise to quantify the amount of debt that was repaid in your assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the first full paragraph on page 115 of Amendment No. 2 to quantify the amount of debt that was repaid under the assumptions set forth therein.

[Remainder of page intentionally blank. Signature page follows.]

Should the Staff have additional questions or comments regarding this submission, please do not hesitate to contact the undersigned at (480) 606-5116 or greg.hall@us.dlapiper.com.

Sincerely,

DLA PIPER LLP (US)

/s/ Gregory R. Hall

Gregory R. Hall

Enclosures:

cc:	Kevin Criddle
DLA Piper LLP (US)